Via Facsimile and U.S. Mail
Mail Stop 03-09

							February 16, 2005


Steven H. Kane
President and Chief Executive Officer
145 Union Square Drive
New Hope, PA 18938

Re:	Protalex, Inc.
	Registration Statement on Form SB-2
	Filed January 25, 2005
      File Number 333-109846

Dear Mr. Kane:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





FORM SB-2

General
1. As previously orally requested, please provide a supplemental letter with appropriate representations indicating you have not sold any securities using the prospectus dated December 8, 2003 during the period when financial information contained in the prospectus was not current as required by Section 10(a)(3) of the Securities Act.

Business

Overview, Page 15
2. We note your statement, "[a]nticipate filing an Investigational New Drug (or IND), application with the Federal Drug
Administration,
or FDA, in the first quarter of 2005." Please confirm whether you have filed your application, if so, please revise the disclosure accordingly.

Contractual Obligations, page 23
3. The totals column at the far right side of your table contains
0s.
This appears to be an error.  Please revise accordingly.

Security Ownership of Certain Beneficial Owners and Management,
page
25
4. We note your response to comment 37 and note that you have identified contact persons for some of your selling shareholders that are not natural persons. Please revise to indicate that theses persons have voting and investment control or indicate who does have such control.

*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Albert Lee at (202) 824-5522 or me at (202)
942-
1840 with any other questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Matt Kirmayer
	Reed Smith LLP
	Two Embarcadero Center
	San Francisco, CA 94111

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Steven H. Kane
Protalex, Inc.
February 16, 2005
Page 1